Exhibit 99.1

SSE Stock Code: 688472	SSE Stock Abbreviation: CSI Solar

CSI Solar Co., Ltd.

Preliminary Results For 2024

The board of directors of CSI Solar Co., Ltd. (the “Company”) and all members of the board of directors guarantee that the information of this public announcement contains no misrepresentations, misleading statements or material omissions, and they are legally responsible for the truthfulness, accuracy and completeness of the information contained herein.

The key financial data for 2024 of CSI Solar Co., Ltd. (“the Company”) contained in this announcement is preliminary and unaudited. The data to be disclosed in the Company’s 2024 annual report shall prevail as final. Investors are advised to take note of investment risks.

1. Key Financial Data and Metrics for the Full Year 2024

Unit: Yuan RMB

Item	Current Reporting Period	Same Period Last Year	Increase/Decrease Over the Same Period Last Year (%)
Operating revenue	46,160,811,035.57	51,309,560,777.53	-10.03
Operating profit	2,543,837,896.85	3,443,732,778.75	-26.13
Total profits	2,641,509,615.32	3,192,677,015.84	-17.26
Net profit attributable to the shareholders of the Company	2,290,919,406.46	2,903,374,460.39	-21.09
Net profit attributable to the shareholders of the Company after deducting non-recurring gains and losses	2,265,290,755.22	2,899,833,339.99	-21.88
Basic earnings per share	0.63	0.85	-25.88
Weighted average return on equity (%)	10.32%	17.20%	Decreased by 6.88%
	End of Current Reporting Period	Beginning of Current Reporting Period	Increase/Decrease at the End of Current Reporting Period over the Beginning of Current Reporting Period (%)
Total assets	65,822,658,063.96	65,775,366,984.02	0.07
Equity attributable to the shareholders of the Company	22,943,306,599.62	21,418,275,846.30	7.12
Equity	3,688,217,324.00	3,688,217,324.00	0.00
Net Assets attributable to the shareholders of the Company per share (RMB/share)	6.22	5.81	7.06

Note:	1.	The opening figures for this reporting period are consistent with those legally disclosed as of the prior year end.
	2.	The above financial data and metrics are populated with unaudited consolidated statement data. The data to be disclosed in the Company’s 2024 annual report shall prevail as final.

2. Description of operating performance and financial status

(1) Results of operations and financial condition during the reporting period

During the reporting period, the Company achieved operating revenue of RMB 46,160,811,000, a decrease of 10.03% over the same period last year; net profit attributable to the shareholders of the Company was RMB 2,290,919,400, a decrease of 21.09% over the same period last year; net profit attributable to the shareholders of the Company after deducting non-recurring gains and losses was RMB 2,265,290,800, a decrease of 21.88% over the same period last year.

At the end of 2024, the Company’s total assets were RMB 65,822,658,100, an increase of 0.07% from the beginning of the year; equity attributable to the shareholders of the Company was RMB 22,943,306,600, an increase of 7.12% from the beginning of the year. Net assets attributable to the shareholders of the Company per share was RMB 6.22, an increase of 7.06% compared with the end of 2023.

(2) Main factors affecting operating performance

1. Affected by the overall environment of the photovoltaic industry, module prices have dropped significantly compared with the same period last year, squeezing the entire photovoltaic industry’s profits. However, the explosive growth and profit contribution of the Company's overseas utility-scale battery energy storage business have provided strong support.

2. The impact of tariffs brought about by geopolitics and trade protectionism overseas, as well as the Company's impairment provision for certain inventories and obsolete manufacturing capacity.

2

During the cyclical trough period of severe competition in the photovoltaic industry (price competition, manufacturing capacity competition, patent competition, etc.), the Company still achieved a net profit after deducting non-recurring gains and losses of RMB 2.265 billion, reflecting the Company's strong ability to navigate the cycle and its resilience in performance. In 2024, the Company comprehensively balanced price and shipment volume, proactively reducing the shipment volume of photovoltaic products to prioritize profits, and meanwhile, the Company continued to reduce costs and increase efficiency, thereby continuously enhancing its management capabilities and maintaining stable operations and financial health. At the same time, the Company made full use of its advantages such as industry-leading international capabilities and global brand channels, to secure high-margin orders worldwide and achieve profitability. The growth curve of the Company's second main business, the utility-scale battery energy storage business, was solid, with a large pipeline of energy storage projects and contract orders reaching maturity. By leveraging its first-mover advantage in the global utility-scale energy storage market, the Company further expanded its footprint in global markets such as North America, Europe and Australia. In 2024, the Company’s battery energy storage shipments reached 6.5 GWh, a year-on-year increase of 505.28%. The Company’s battery energy storage shipments are expected to further increase to between 11 GWh to 13 GWh in 2025, maintaining a rapid growth momentum.

(3) Risk Reminder

The Company has no significant uncertainty factors that could affect the accuracy of the content of this preliminary results.

The Company’s key financial data for 2024 contained in this announcement is preliminary and unaudited. The data in the Company’s 2024 annual report shall prevail as final. Investors are advised to take note of investment risks.

We hereby announce the above.

Board of Directors of CSI Solar Co., Ltd.

February 28, 2025

3

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding Canadian Solar Inc. (“Canadian Solar”)’s expected future shipment volumes, revenues, gross margins, and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar power and battery energy storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to global pandemics; supply chain disruptions; governmental support for the deployment of solar power and battery energy storage; future available supplies of silicon, solar wafers and lithium cells; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as China, the U.S., Europe, Brazil and Japan; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance (“ESG”) requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; the pipeline of projects and timelines related to them; the ability of the parties to optimize value of that pipeline; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; litigation and other risks as described in Canadian Solar’s filings with the Securities and Exchange Commission (the “SEC”), including its annual report on Form 20-F filed on April 26, 2024. Although Canadian Solar believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Inherent Uncertainty of the Forecast

The forecast should be read in conjunction with the assumptions and qualifications set forth herein. The forecast is based on numerous assumptions, many of which are beyond the control of the Company and Canadian Solar, and some or all of which may not materialize.

Additionally, to the extent that the assumptions inherent in the forecast are based upon future business decisions and objectives, they are subject to change. Although the forecast is presented with numerical specificity and is based on reasonable expectations developed by the Company’s management, the assumptions and estimates underlying the forecast are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of the Company and Canadian Solar. Accordingly, the forecast is only an estimate and is necessarily speculative in nature. It is expected that some or all of the assumptions in the forecast will not be realized and that actual results will vary from the forecast. Such variations may be material and may increase over time. In light of the foregoing, readers are cautioned not to place undue reliance on the forecast. The forecast should not be regarded as a representation or warranty by Canadian Solar, the Company or any other person that the forecast can or will be achieved.

Chinese GAAP

The Company’s financial statements were prepared in accordance with Chinese GAAP, whereas Canadian Solar’s financial statements are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Chinese GAAP differs materially from U.S. GAAP. The Company has not prepared a reconciliation of the financial statements between Chinese GAAP and U.S. GAAP and has not quantified such differences. In addition, Canadian Solar’s financial statements eliminate all intercompany transactions between Canadian Solar and The Company and Recurrent Energy (formerly Global Energy) subsidiaries. As a result, the Company’s financial statements are not directly comparable to the corresponding consolidated financial performance of Canadian Solar. Investors should consult their own professional advisors for an understanding of the differences between Chinese GAAP and U.S. GAAP and how those differences might affect the information contained in the financial statements.

4

Some of the applicable differences between Chinese GAAP and U.S. GAAP include the presentation of the income statement, recognition of share-based compensation, the intraperiod income taxes, the accumulated and unappropriated profits, and the specific standard on assets held for sale.

No Audit or Review

The financial statements have not been audited or reviewed by the independent public accountants of Canadian Solar or the Company. The financial statements should not be relied upon by investors to provide the same type or quality of information as information that has been subject to an audit or review by independent auditors.

5